Norske Skog

Lysaker, 2004-11-10

United States Securities and Echange Commission
Washington DC 20549

USA

04046231

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on November 3, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

RECEIVED
2004 NOV 24 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosure: Messages sent to Oslo Stock Exchange November 3, 2004

dlw 11/24

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Norske Skog

Positive consumption development

- Weak results as expected in the third quarter
- Deliveries up by five per cent January – September 2004
- Improvement 2003 on schedule
- Good progress for health and safety

Results Q3 and first nine months of 2004

Key figures, group:

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Operating revenues NOK mill	6 380	6 115	6 239	18 694	17 497
Gross op earnings NOK mill	1 072	1 221	1 050	3 262	3 528
Net op earnings[1] NOK mill	217	372	201	686	1 058
(Loss)/gain currency hedging NOK mill	56	77	28	(37)	(263)
Pre-tax earnings/(loss) NOK mill	75	173	(155)	(223)	724
Net earnings/(loss) NOK mill	142	45	(31)	(29)	146
Cash flow NOK mill	507	333	712	2 063	1 421
Earnings per share NOK	1.07	0.34	(0.24)	0.22	1.10
Cash flow per share NOK	3.83	2.51	5.37	15.58	10.73
Gross op margin %	16.8	20.0	16.8	17.5	20.2
Net op margin[1] %	3.4	6.1	3.2	3.7	6.0
Deliveries 1 000 t	1 386	1 323	1 367	4 019	3 814
Production 1 000 t	1 390	1 341	1 358	4 083	3 905

[1] Before impairments and provision for restructuring.

Group earnings

Operating earnings and margins were unsatisfactory in the third quarter. As in previous periods, this primarily reflected a very low price level, particularly in Europe, and increased costs for important input factors, such as energy, wood and recovered paper. Prices declined by seven per cent in the Australasia region on 1 July in accordance with the price-change formula in the 10-year agreements. Exchange rate changes did not have a significant effect on operating earnings in the third quarter compared with last year and the previous three-month period.

Both deliveries and operating revenues were four-five per cent higher in the third quarter compared to the same period of 2003. That reflected good demand in most markets. Measured in Norwegian kroner, the average price achieved was almost unchanged.

The improvement programme continued as planned. Measured in relation to the 2002 base year, improvements worth NOK 524 million were achieved during the quarter. That corresponds to NOK 2.1 billion for a full year.

Special items

The table below shows special items which have influenced net earnings over the past five quarters (figures in NOK million).

	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03
Restructuring provision (op earnings)	-	(63)	-	135	-
Impairment in Australasia (op earnings)	-	(167)	-	-	-
Power trading gain (op earnings)	(2)	13	18	-	11
Translation effects on accounts receivable and payable (op earnings)	(19)	(4)	36	9	(28)
Impairment MNI (affiliated co)	-	-	-	(38)	-
Currency hedging gain/(loss) (financial items)	56	28	(121	(15)	77
Gain/(loss) on sale of fixed assets (other items)	-	142	-	(96)	3
Tax cost	70	125	4	213	(127)

Financial items (NOK mill)

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Net interest exp	(212)	(209)	(207)	(601)	(695)
Gain/(loss) currency	56	77	28	(37)	(263)
Other financial items	(21)	(5)	(44)	(87)	(111)
Total financial items	(177)	(137)	(223)	(725)	(1 069)

Currency hedging yielded a gain in the third quarter because the Norwegian krone strengthened by 2.3 per cent against Norske Skog's trade-weighted currency index from 30 June to 30 September 2004. The currency loss on bank deposits in foreign currencies has been deducted from this gain

Part-owned companies

A total of NOK 34 million is included under associated companies for the quarter, including NOK 35 million from Norske Skog's 29.4 per cent share of NorskeCanada. The latter company achieved positive operating earnings for the first time in three years, despite a strong Canadian dollar, and had a gain of CAD 41.5 million in the quarter from the translation of debt in USD.

Tax

Tax was positive at NOK 70 million in the quarter. This outcome primarily reflects a step-up in tax values in Australia. Lower tax rates were also adopted in Austria and

the Czech Republic. These factors yielded a positive effect of just under NOK 100 million.

Net result

When comparing the net result for the first nine months, it must be remembered that last year's figures included a gain of NOK 465 million after tax from the sale of power stations. This year's result includes a gain of NOK 142 million from the sale of forests and other real property, and a total of NOK 230 million in provisions/impairments relating to the restructuring in Australasia.

Cash flow

Cash flow from operating and financial activities was NOK 507 million in the third quarter and NOK 2.1 billion for the first nine months. Both these figures represent improvements on the corresponding periods of last year, reflecting a better development for working capital.

Improvement 2003 programme

Improvements totalling NOK 524 million were achieved in the third quarter compared with the 2002 base year. Calculated on an annual basis, this corresponds to an improvement of NOK 2.1 billion from the base year. The improvement effect came to NOK 1.4 billion for the first nine months of 2004.

To calculate the accounting effect from the start of the programme until 30 September 2004, corrections must be made for improvements totalling NOK 610 million achieved in the first nine months of 2003. The accounting effect thereby becomes NOK 1.8 billion since 1 January 2003 and NOK 234 million for the third quarter of 2004 alone.

In NOK mill	Cost level 2002	Improvement target	Achieved since 01.01.03
Mill operations			
Payroll costs, production and maintenance	2 800	450	252
Corporate and mill overhead			
Payroll costs	800	250	223
Other admin costs	1 200	200	157
Supply			
Raw materials	4 900	150	212
Other variable costs	4 800	250	292
Maintenance, etc	2 000	200	31
Distribution			
Logistics and distr costs	1 800	150	173
Sales and prodn optimisation		350	406
Total	18 300	2 000	1 746

The improvement in results is compared with the 2002 base year. To ensure genuine comparisons, external factors outside Norske Skog's control have been taken into account. These include changes in paper prices, exchange rates and prices for input factors – chemical pulp, recovered paper and energy.

At 30 September 2004, Norske Skog had reduced its workforce by 999 people since the programme started. Eighty-three per cent of the total downsizing has so far been completed.

Financial position

Norske Skog has refinanced part of its outstanding bond loans in the Norwegian market after 30 September. Loans maturing in 2006 have been reduced by NOK 925 million and replaced by NOK 725 million of loans maturing in 2008 and NOK 200 million maturing in 2014. This transaction has increased the average term to maturity to seven years. About NOK 40 million for redeeming the bonds will be charged to financial items in the fourth quarter, but this will be offset over time by a lower coupon on the new bond loans. At 30 September, Norske Skog had NOK 7.1 billion in liquid reserves in the form of long-term drawing rights and bank deposits/short-term placements.

Gearing – net interest-bearing debt divided by equity – was 0.9 at 30 September, in line with the target. Equity per share at the same date was NOK 146.

Changes to the balance sheet figures as a result of currency movements during the first nine months were negligible.

Capital expenditure

Capitalised investment was NOK 385 million in the third quarter and NOK 1.1 billion for the first nine months. NOK 185 million of the latter figure relates to Norske Skog's 50 per cent interest in the new newsprint mill in China's Hebei province. As planned, capital outlay for Hebei will be significantly larger in the fourth quarter. Contracts covering about 90 per cent of the total investment have now been placed. Most of the large buildings are completed, and the installation of some machinery has begun. All the signs are that the project will be completed within the estimated budget of USD 300 million.

Implementing IFRS

Norske Skog will present accounts in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. For a more extensive description of possible changes following the conversion to IFRS, see note 1 to the accounts in Norske Skog's annual report for 2003.

An audited opening balance at 1 January 2004 will be prepared on the basis of the IFRS principles, and the interim accounts for 2004 will be recalculated. The effects on Norske Skog's balance sheet and profit and loss account will be detailed in connection with the publication of the annual accounts for 2004.

Investigation by the competition authorities

The European Commission has initiated an investigation, which includes Norske Skog, of possible price cooperation in European sales of newsprint and magazine paper, and in the purchase of recovered paper in Germany. Corresponding enquiries have also been launched against a number of other European companies. A similar investigation was initiated in 1995, but the case was shelved in 2002 without any violations being identified.

Several class actions have been launched in the US courts against Norske Skog and a number of other companies in the paper industry. These suits relate to

accusations of collaboration in restraint of competition within the US magazine paper sector.

Norske Skog has made no provision in its accounts in connection with these legal actions and investigations, which could continue for a number of years.

Share development

A total of 121.6 million Norske Skog shares were traded on the Oslo Stock Exchange during the first nine months, compared with 99.8 million in the same period of 2003. At 30 September, foreign investors owned 35 per cent of the company's shares compared with 37.6 per cent at 1 January. The share price at 30 September was NOK 120.75. Including dividend, this corresponded to a negative return of 4.2 per cent for the first nine months, while the Oslo Stock Exchange's benchmark index rose by 26.4 per cent.

Norske Skog measures relative return over rolling two-year periods against a reference index consisting of its competitors, the Oslo exchange's benchmark index and Morgan Stanley's world index for forest industry companies. Over the two years from 30 September 2002 to 30 September 2004, the return on the Norske Skog share was 54.4 per cent, which was 17 percentage points above the reference index. This return was higher than for the company's competitors but below the Oslo Stock Exchange's performance.

During the third quarter, Norske Skog bought back 175 000 shares for use in future share sales to employees and for partial settlement of bonus schemes. A total of 339 500 shares were repurchased in the first nine months at an average price of NOK 116.91. Norske Skog owned 819 976 of its own shares at 30 September 2004.

Allocation of synthetic options

In accordance with the guidelines in Norske Skog's long-term incentive programme, a total of 300 000 synthetic options were allocated on 1 October 2004 to members of the corporate management. These options have a strike price of NOK 117 and can be exercised in the period from 1 July to 31 December 2007. If options are exercised, their holder will receive a payment corresponding to the difference between the market and strike prices. The net amount after tax is to be used to buy Norske Skog shares in the market. The shares must be held for three years. A total of 240 000

synthetic options have already been allocated to members of the corporate management. These options have a strike price of NOK 134.50 and can be exercised in the period from 1 July to 31 December 2006. Other terms match those for the options awarded on 1 October 2004.

Operations and market

General comments

Overall deliveries by Norske Skog increased by 4.8 per cent in the third quarter compared with the third quarter of 2003, and by 5.4 per cent for the first nine months. Global demand for standard newsprint is estimated to have risen by four per cent in the first nine months. With the exception of Korea and the USA, demand rose in all main markets and regions.

Europe – newsprint

Key figures:

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Op revenues NOK mill	2 107	1 938	2 043	6 106	5 485
Gross op earnings NOK mill	340	368	266	927	1 025
Net op earnings NOK mill	78	111	9	142	279
Gross op margin %	16.1	19.0	13.0	15.2	18.7
Deliveries 1 000 t	554	519	557	1 622	1 493
Production 1 000 t	568	546	541	1 640	1 513
Production/capacity %	98	95	93	94	88

Operating revenues from the European newsprint business were up by nine per cent for the third quarter compared with the corresponding period of 2003. The low level of prices and higher costs produced an unsatisfactory result.

European demand for newsprint and other uncoated paper remains good and has increased by 5.5 per cent in the first nine months. Other uncoated paper, which accounts for about 20 per cent of overall tonnage, rose by more than 11 per cent. Total deliveries, including exports, from the European newsprint industry were up by 7.6 per cent from the same period of 2003.

Europe – magazine paper

Key figures:

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Op revenues NOK mill	1 844	1 872	1 832	5 393	5 211
Gross op earnings NOK mill	323	418	308	951	1 156
Net op earnings NOK mill	113	213	99	317	548
Gross op margin %	17.5	22.3	16.8	17.6	22.2
Deliveries 1 000 t	358	356	341	1 005	1 004
Production 1 000 t	356	359	347	1 038	1 058
Production/capacity %	95	95	93	93	93

Results for the magazine paper business were significantly weaker than in 2003, primarily because of low sales prices and higher costs for energy and market pulp. This was offset to some extent by increased volumes.

The market for magazine paper remains positive, with demand in Europe up by 5.4 per cent over the first nine months compared with the same period of last year. Total deliveries, including exports, from the European magazine paper industry increased by 5.8 per cent year to date September.

South America

Key figures*:

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Op revenues NOK mill	313	271	265	831	822
Gross op earnings NOK mill	99	53	73	232	243
Net op earnings NOK mill	45	0	18	68	76
Gross op margin %*	31.6	19.8	27.3	27.9	29.5
Deliveries 1 000 t	71	76	73	220	231
Production 1 000 t	73	68	72	220	229
Production/capacity %	94	88	93	95	92

* Only from mills in the region.

The South American region reported a good result for the quarter, reflecting good market developments with gradually increasing prices as well as positive currency effects when translating accounts receivable to Norwegian kroner. When drawing comparisons with last year, it must be borne in mind that the third quarter was negatively affected by production disruptions at Norske Skog Pisa.

Newsprint demand in the South American region as a whole was about 10 per cent higher in the first nine months than in the same period of last year, but customer stocks are likely to have grown to some extent.

Australasia

Key figures:

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Op revenues NOK mill	1 065	1 078	1 046	3 179	2 930
Gross op earnings NOK mill*	221	297	302	874	834
Net op earnings NOK mill*	35	112	116	306	312
Gross op margin %*	20.8	27.6	28.9	27.5	28.5
Deliveries 1 000 t	233	221	215	654	630
Production 1 000 t	221	217	217	660	640
Production/capacity %	94	92	97	93	90

* Second quarter 2004 and first nine months: before impairments and provision for restructuring.

Australian prices in local currency declined by seven per cent from July, in accordance with the price formula in the 10-year agreements. The price reduction was the main reason for substantially weaker results in the third quarter. A strengthening of the NZD against the AUD also had a negative impact on the figures.

Market developments remain positive in the region. Demand for standard newsprint increased by four per cent in the first nine months, and by eight per cent for publication papers overall.

Pan Asia Paper

Key figures (Norske Skog's 50 per cent share):

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Op revenues NOK mill	640	587	703	1 953	1 728
Gross op earnings NOK mill	110	108	112	334	387
Net op earnings NOK mill	38	25	39	116	159
Gross op margin %	17.2	18.3	15.9	17,1	22.4
Deliveries 1 000 t	170	151	181	518	456
Production 1 000 t	172	151	181	525	465
Production/capacity %	94	83	99	96	85

PanAsia's results in the third quarter were somewhat improved from the same period of last year and in line with the previous three months. The share of exports rose because of a weak market in Korea, which increased distribution costs. Costs for energy and recovered paper also rose.

With the exception of Korea, demand for newsprint is good in most Asian countries. The estimated increase from last year is about eight per cent in China and India, 2.5 per cent in Japan and four-five per cent for Asia as a whole. Price increases were implemented in PanAsia's export markets.

NorskeCanada

Key figures:

	Q3 04	Q3 03	Q2 04	Q1-3 04	Q1-3 03
Op revenues CAD mill*	466.7	415.8	534.9	1 400.8	1 185.3
Gross op earnings CAD mill*	56.6	25.8	45.5	107.5	47.5
Net op earnings CAD mill*	10.0	(21.2)	(0.7)	(30.2)	(95.2)
Gross op margin %*	12.0	6.3	8.5	7.7	4.0
Share net result NOK mill**	35	(51)	(43)	(89)	(133)

* NorskeCanada's official accounts on a 100 per cent basis.

** Recorded under associated companies in Norske Skog's group accounts.

Norske Skog owns 29.4 per cent of NorskeCanada. Gross and net operating earnings improved in the first nine months compared with 2003, primarily owing to higher prices. The company's net earnings for the third quarter included CAD 41.5 million in translation difference on foreign currency debt, since the CAD strengthened by about seven per cent against the USD during the period.

The North American market for standard newsprint did not change significantly from the previous quarter, but the trend for upgraded newsprint and magazine paper remained good.

Health and safety

The lost-time injury (LTI) frequency per million working hours was 2.5 for the 12-month period from 30 June 2003 to 30 June 2004 – its lowest-ever level. This figure compares with 3.6 for the previous quarter. All the Australasian mills had a zero LTI frequency for the latest 12-month period, and so did Norske Skog Pisa, Norske Skog Saugbrugs, Norske Skog Union and Norske Skog Steti.

Outlook

The positive development in demand is expected to continue for the rest of the year, but results will be weak because of annual contracts at low prices in Europe.

Norske Skog expects the good consumption development to continue in 2005. This development coupled with limited expansion, both in Europe and globally, creates an expectation of price increases in Europe next year.

The recent strengthening of the Norwegian krone is a source of uncertainty for Norske Skog. The company has hedged the bulk of its cash flow on a 12-month horizon, and currency fluctuations will therefore have a limited impact on net earnings within this time frame.

Lysaker, 3 November 2004

The board of directors of Norske Skogindustrier ASA

This interim report accords with the Norwegian Accounting Standard for interim reporting, and the accounts have been prepared in accordance with the principles outlined in the annual report for 2003.

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	Jul-Sep 04	Jul-Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Operating revenue	6 380	6 115	18 694	17 497	24 068
Distribution costs	(598)	(575)	(1 717)	(1 546)	(2 103)
Other operating expenses	(4 710)	(4 319)	(13 714)	(12 423)	(17 279)
Operating earnings before depreciation	1 072	1 221	3 262	3 528	4 686
Depreciation and amortisation	(855)	(849)	(2 577)	(2 470)	(3 285)
Operating earnings before impairments and provision for restructuring costs	217	372	686	1 058	1 401
Impairments	-	-	(167)	-	
Provision for restructuring costs	-	-	(63)	-	135
Operating earnings	217	372	456	1 058	1 536
Earnings from affiliated companies 1)	34	(65)	(96)	(175)	(239)
Financial items	(176)	(137)	(725)	(1 069)	(1 341)
Other items	0	3	142	910	814
Earnings before taxation	75	173	(223)	724	770
Taxation	70	(127)	199	(576)	(364)
Net earnings	145	46	(24)	148	406
The minority's share of net earnings	3	1	5	2	4
The majority's share of net earnings	142	45	(29)	146	402
Earnings per share	1.07	0.34	(0.22)	1.1	3.04
Earnings per share fully diluted	1.07	0.34	(0.22)	1.1	3.04

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	30.09.2004	30.09.2003	31.12.2003
Intangible fixed assets	4 439	4 725	4 727
Operational fixed assets	30 502	32 064	31 870
Long-term receivables and affiliated companies	2 602	2 784	2 622
Fixed assets	37 543	39 573	39 219
Inventory	2 597	2 476	2 321
Receivables	3 856	3 884	3 868
Short term investments	471	421	596
Liquid assets	477	348	334
Current assets	7 401	7 129	7 119
Total assets	44 944	46 702	46 338
Paid in equity	8 436	8 445	8 445
Retained earnings	10 891	11 173	10 774
Minority interests	201	159	197
Shareholders' equity	19 528	19 777	19 416
Deferred taxes	2 216	2 856	2 497
Interest-free long-term liabilities and other obligations	881	951	872
Interest bearing long-term liabilities	17 270	18 092	18 033
Interest free current liabilities	3 897	3 790	4 864
Interest bearing current liabilities	1 152	1 236	656
Total liabilities and shareholders' equity	44 944	46 702	46 338

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	Jul-Sep 04	Jul-Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Europe					
Newsprint	2 107	1 938	6 106	5 485	7 558
Magazine paper	1 844	1 872	5 393	5 211	7 226
Total Europe	3 951	3 810	11 499	10 696	14 784
South America					
Newsprint	313	271	831	822	1 094
Australasia					
Newsprint	1 065	1 078	3 179	2 930	4 030
Asia					
Newsprint	640	587	1 953	1 728	2 365
Other activities					
Other industry in Norway	132	127	417	383	533
Other revenues	398	339	1 183	1 189	1 613
Total other activities	530	466	1 600	1 572	2 146
Staff/eliminations	(119)	(97)	(368)	(251)	(351)
Total group	6 380	6 115	18 694	17 497	24 068

Operating Earnings before Depreciation

NOK million	Jul-Sep 04	Jul-Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Europe					
Newsprint	340	368	927	1 025	1 304
Magazine paper	323	418	951	1 156	1 533
Total Europe	663	786	1 878	2 181	2 837
South America					
Newsprint	99	53	232	242	329
Australasia					
Newsprint	221	297	874	834	1 175
Asia					
Newsprint	110	108	334	387	480
Other activities					
Other industry in Norway	8	13	31	23	53
Other revenues		-		-	-
Total other activities	8	13	31	23	53
Staff/eliminations	(29)	(36)	(86)	(139)	(188)
Total group	1 072	1 221	3 263	3 528	4 686

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	Jul-Sep 04	Jul-Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Europe					
Newsprint	78	111	142	279	313
Magazine paper	113	213	317	548	720
Total Europe	191	324	459	827	1033
South America					
Newsprint	45	-	68	76	113
Australasia					
Newsprint	35	112	308	312	455
Asia					
Newsprint	38	25	116	159	200
Other activities					
Other industry in Norway	(1)	3	5	(5)	16
Other revenues	-	-	-	-	-
Total other activities	(1)	3	5	(5)	16
Staff/eliminations	(91)	(92)	(269)	(310)	(416)
Impairments	-	-	(167)	-	135
Restrucutring costs	-	-	(63)	-	-
Total group	217	372	457	1059	1536

Production by Product/Area

(1,000 tonnes)	Jul-Sep 04	Jul-Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Europe					
Newsprint	568	546	1 640	1 513	2 033
Magazine paper	356	359	1 038	1 058	1 408
South America					
Newsprint	73	68	220	229	304
Australasia					
Newsprint	221	217	660	640	861
Asia					
Newsprint	172	151	525	464	632
Norske Skog total:					
Total newsprint	1 034	982	3 045	2 846	3 830
Total magazine paper	356	359	1 038	1 058	1 408
Total publication paper	1 390	1 341	4 083	3 904	5 238

Deliveries by Product/Area

(1,000 tonnes)	Jul-Sep 04	Jul-Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Europe					
Newsprint	554	519	1 622	1 493	2 051
Magazine paper	358	356	1 005	1 004	1 387
South America					
Newsprint	71	76	220	231	307
Australasia					
Newsprint	233	221	654	630	858
Asia					
Newsprint	170	151	518	456	633
Norske Skog total:					
Total newsprint	1 028	967	3 014	2 810	3 849
Total magazine paper	358	356	1 005	1 004	1 387
Total publication paper	1 386	1 323	4 019	3 814	5 236

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02
Operating revenue	6 380	6 239	6 075	6 571	6 115	5 826	5 555	6 082	5 815
Operating earnings before depreciation	1 072	1 050	1 141	1 158	1 221	1 123	1 183	1 194	1 134
Depreciation and amortisation	855	849	874	815	849	818	803	762	822
Operating earnings before impairments and provision for restructuring costs	217	201	267	343	372	305	380	432	312
Impairments	0	(167)	-	-	-	-	-	-	-
Restructuring costs	0	(63)	-	135	-	-	-	(600)	-
Operating earnings	217	(29)	267	478	372	305	380	(168)	312
Earnings before taxation	75	(155)	(143)	44	173	(160)	710	(52)	(62)
The majority's share of net earnings	142	(31)	(140)	255	45	(190)	290	374	182

Quarterly comparison

NOK million	3Q04	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02
Operating revenue									
Europe	3 951	3 875	3 672	4 087	3 810	3 538	3 347	3 654	3 563
South America	313	265	253	272	271	297	254	291	247
Australasia	1 065	1 046	1 068	1 100	1 078	963	890	942	911
Asia	640	703	610	637	587	569	572	681	698
Other activities	530	486	584	574	466	537	570	539	450
Staff/eliminations	(119)	(136)	(112)	(99)	(97)	(78)	(78)	(25)	(54)
Total operating revenue	6 380	6 239	6 075	6 571	6 115	5 826	5 555	6 082	5 815
Operating earnings before depreciation									
Europe	663	574	642	656	786	647	749	692	651
South America	99	73	61	87	53	115	75	81	56
Australasia	221	302	351	341	297	276	261	241	246
Asia	110	112	112	93	108	129	150	180	222
Other activities	8	9	14	30	13	6	4	40	16
Staff/eliminations	(29)	(20)	(39)	(49)	(36)	(50)	(56)	(40)	(57)
Total operating earnings before depr.	1 072	1 050	1 141	1 158	1 221	1 123	1 183	1 194	1 134
Operating earnings									
Europe	191	108	161	206	324	195	308	268	203
South America	45	18	5	36	-	63	13	16	(10)
Australasia	35	116	156	143	112	103	97	86	93
Asia	38	39	40	41	25	53	81	115	139
Other activities	(1)	(1)	6	21	3	(3)	(6)	26	1
Impairments	-	(167)	-	-	-	-	-	-	-
Restructuring costs	-	(63)	-	135	-	-	-	(600)	-
Staff/eliminations	(91)	(79)	(101)	(104)	(92)	(106)	(113)	(79)	(114)
Total operating earnings	217	(29)	267	478	372	305	380	(168)	312

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions:	Jan-Sep 04	Jan-Sep 03	2003
Net operating margin before impairments and restructuring costs %	1	3,7	6,0	5,8
Net operating margin after impairments and restructuring costs %	1	2,4	6,0	6,3
Gross operating margin before restructuring costs %	2	17,5	20,2	19,5
Gross operating margin after restructuring costs %	2	17.1	20,2	20,0
Equity ratio %	3	43,5	42,3	41,9
Equity ratio excl. minority interests %	4	43,0	42,0	41,5
Net interest bearing debt		17 474	18 559	17 759
Net debt/equity		0,89	0,94	0,91
Net debt/equity excl. minority interests		0,90	0,95	0,92
Earnings per share after taxes	5	0,22	1,10	3,04
Earning per share - fully diluted		0,22	1,10	3,04
Cash flow per share after taxes	6	3,83	10,73	22,45
Cash flow per share - fully diluted		3,83	10,73	22,45

Definitions:

1 : Net operating margin = operating earnings : operating revenue

2 : Gross operating margin = operating earnings before depreciation : operating revenue

3 : Equity ratio = shareholders' equity : total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) : total assets

5 : Earnings per share = net earnings : average number of shares

6 : Cash flow per share = net cash flow from operating activities : average number of shares

Statement of cash flow

NOK millon	Jul - Sep 04	Jul- Sep 03	Jan-Sep 04	Jan-Sep 03	2003
Cash flow from operating activities					
Cash generated from operations	6 417	5 916	18 703	17 353	23 948
Cash used in operations	(5 523)	(4 992)	(15 771)	(14 786)	(19 731)
Cash from net financial items	(357)	(500)	(821)	(908)	(1 059)
Taxes paid	(30)	(91)	(48)	(238)	(185)
Net cash flow from operating activities	507	333	2 063	1 421	2 973
Cash flow from investment activities					
Investments in operational fixed assets	(385)	(278)	(1 101)	(716)	(1 200)
Sales of operational fixed assets	2	0	4	15	15
Other investments	0	(3)	0	(199)	(179)
Net cash from sold shares in subsidiaries 1)	153	8	153	1 276	1 294
Net cash flow from investment activities	(230)	(273)	(944)	376	(70)
Cash flow from financial activities					
Net change in long-term liabilities	(175)	28	(897)	(1 226)	(1 665)
Net change in short-term liabilities	(205)	(150)	584	101	(454)
Dividend paid 2)	0	0	(807)	(795)	(795)
New equity 3)	0	0	24	-	59
Net cash flow from financial activities	(380)	(122)	(1 096)	(1 920)	(2 855)
Translation difference	(8)	(8)	(7)	25	14
Total change in liquid assets	(111)	(70)	16	(98)	62

1) In 2003 the amount mainly consists of cash from sale of power stations in Norway.
2) For 2004 the amount includes dividend paid to minority shareholders in PanAsia
3) Minority interest funding in Hebei Long Teng Paper

NORSKE SKOGINDUSTRIER ASA
Change in Equity

NOK million	**30.09.2004**	**30.09.2003**	**31.12.2003**
Total equity excluding minority interests 1 January	19 219	17 764	17 764
Earnings	-29	145	402
Provision for dividend	-	-	-795
Change in own shareholding	10	14	14
Currency translation adjustments and other	127	1 695	1 834
Total equity excluding minority interests	19 327	19 618	19 219

Norske Skog

Q3 2004

November 3, 2004

Norske Skog

The President's Message

Jan Oksum

Norske Skog

Q3 2004 - Financials

- Revenue NOK 6.4 billion (+4 % vs Q 3 03)
- EBITDA margin 16.8 %
- Net profit NOK 142 million, after gains from affiliated companies (NOK 34 million) and net positive tax of NOK 70 million
- Strong cash flow: NOK 2.1 billion YTD (NOK 1.4 billion YTD 2003)
- Comfortable financial position: Net gearing 0.90 - On target level
- Refinancing of Norwegian bond loans in October: Increases average duration to 7 years
- Best H & S result in history, with H-value last 12 months of 2.5

Improvement 2003 Progress

- Achieved improvement Q3 2004: NOK 524 million
- Annual impact of NOK 2.1 billion
- P&L effect LTM of NOK 1.746 billion
- Achieved 87% of target NOK 2 billion


Quarterly Improvement Since Program Start
NOK million
600
500
400
300
200
100
0
Average improvement required in 2004 to achieve goal of NOK 2 billion savings
115
205
290
345
415
462
524
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04

Improvement 2003
2004 EBIT Reconciliation


NOK mill.
1600
1200
800
400
0
-400
-800
-1200
-1600
1474
685
EBIT 2002 *
EBIT 2002 PanAsia
Benchmark price
Other
FX effects
Volume effects
Energy adjustments
Improvement initiatives
EBIT 2004 PanAsia
EBIT 2004 *

* before impairment/restructuring costs

Hebei Progress:
PM & Office Main Building



Hebei Progress: DIP Screen, pump installation



Hebei Progress: PM Dryer part, vac. roll installation



Market Update, YTD Sept

- Strong demand in most markets:
  - Standard newsprint, Global: + 4 % (E)
  - Standard and improved newsprint Europe: + 5.5 %
    - Improved newsprint Europe: + 11 %
  - Standard newsprint South America: + 10 % (E)
  - Standard newsprint Australasia: + 4 %
  - Standard newsprint Asia: + 4-5 % (E)
  - Standard and improved newsprint North America: + 1 %
  - Magazine paper, Europe: + 5.5 %
- Outlook:
  - Good demand and high operating rates are expected to continue
  - Little new capacity is underway

Financials Q3 2004

Vidar Lerstad, Acting CFO

Headlines Q3 2004

	Q3 2004	Q3 2003	Q2 2004
Revenue	**6,380**	6,115	6,239
EBITDA	**1,072**	1,221	1,050
EBIT before impairments and restructuring costs	**217**	372	201
EBIT	**217**	372	-29
Net profit	**142**	45	-30
Net cash flow from operating activities	**507**	333	712
EBITDA margin	**16.8%**	20.0%	16.8%
EBIT margin before impairments and restructuring costs	**3.4%**	6.1%	3.2%
Gearing (YTD)	**0.90**	0.95	0.93

P&L account
YTD 2004 vs YTD 2003

(NOK mill.)	sep.04	sep.03	Change
Revenue	18 694	17 497	1 197
Distribution costs	-1 717	-1 546	-171
Operating expenses	-13 714	-12 423	-1 291
EBITDA	3 263	3 528	-265
Depreciation	-2 577	-2 470	-107
EBIT before impairments and restructuring costs	686	1 058	-372
Impairments	-167	0	-167
Provision for restructuring costs	-63	0	-63
EBIT after impairments and restructuring costs	456	1 058	-602
Affiliated companies	-96	-175	79
Financial items	-715	-1 059	344
Other items	142	910	-768
Pre-tax profit	-223	724	-947
Taxes	199	-576	775
Profit before minorities	-24	148	-172
Minority interests	5	2	3
Net profit	-29	146	-175

Earnings per share (NOK)	-0,22	1,10
EBITDA margin	17,5 %	20,2 %
EBIT margin before impairments and restructuring costs	3,7 %	6,0 %

P&L account
Q3 2004 vs Q3 2003

(NOK mill.)	3Q2004	3Q2003	Change
Revenue	6 380	6 115	265
Distribution costs	-598	-575	-23
Operating expenses	-4 710	-4 319	-391
EBITDA	1 072	1 221	-149
Depreciation	-855	-849	-6
EBIT before impairments and restructuring costs	217	372	-155
Impairments	0	0	0
Provision for restructuring costs	0	0	0
EBIT after impairments and restructuring costs	217	372	-155
Affiliated companies	34	-65	99
Financial items	-176	-137	-39
Other items	0	3	-3
Pre-tax profit	75	173	-98
Taxes	70	-127	197
Profit before minorities	145	46	99
Minority interests	-3	-1	-2
Net profit	142	45	97

	3Q2004	3Q2003
Earnings per share (NOK)	1,07	0,34
EBITDA margin	16,8 %	20,0 %
EBIT margin before impairments and restructuring costs	3,4 %	6,1 %

P&L account
Q3 2004 vs Q2 2004

(NOK mill.)	3Q2004	2Q2004	Change
Revenue	6 380	6 239	141
Distribution costs	-598	-571	-27
Operating expenses	-4 710	-4 618	-92
EBITDA	1 072	1 050	22
Depreciation	-855	-849	-6
EBIT before impairments and restructuring costs	217	201	16
Impairments	0	-167	167
Provision for restructuring costs	0	-63	63
EBIT after impairments and restructuring costs	217	-29	246
Affiliated companies	34	-45	79
Financial items	-176	-223	47
Other items	0	142	-142
Pre-tax profit	75	-155	230
Taxes	70	125	-55
Profit before minorities	145	-30	175
Minority interests	-3	1	-4
Net profit	142	-31	173

	3Q2004	2Q2004
Earnings per share (NOK)	1,07	-0,24
EBITDA margin	16,8 %	16,8 %
EBIT margin before impairments and restructuring costs	3,4 %	3,2%

Operating Profit per quarter



1 183
1 123
1 221
1 158
1 141
1 050
1 072
380
306
372
267
201
217
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
EBITDA (NOK mill.)
EBIT (NOK mill.)
EBITDA Margin
EBIT margin

EBIT margin before impairments and restructuring costs

EBITDA Margin 1999-2004



%
Average: 22.4%

Financial Items

(NOK mill.)	3Q 2004	3Q 2003	2Q 2004	2004	2003
Net interest costs	-211	-209	-207	-601	-897
Currency gain/loss*	56	77	28	-37	-278
Other financial items	-21	-5	-44	-87	-166
Total financial items	-176	-137	-223	-725	-1,341
Net interest-bearing debt	17,474	18,559	17,988	17,474	17,759
Average interest cost	4.4 %	5.6 %	4.2 %	4,4 %	5.1 %



Development Financial Items
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
Development Financial Items

NOK – Gradually Strengthening

- NOK against the "NSG index":
  - Appreciation of 17.1% in 2002
  - Depreciation of 9.3% in 2003
  - Depreciation of 0.1% YTD 2004
- Approximate currency distribution of cash flow:
  - EUR: 32%
  - GBP: 32%
  - USD: 17%
  - AUD: 18%
  - NZD: -10%
  - Other: 11%



NSG Fx Index (1/1/02=100)
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Average
end of Q

Balance Sheet

(NOK mill)	Q3 2004	Q2 2004	Change
Intangible fixed assets	4 439	4 552	-112
Operational fixed assets	30 502	31 091	-589
Securities and long-term financial assets	2 602	2 574	28
Fixed assets	**37 543**	**38 217**	-674
Inventory	2 597	2 650	-53
Receivables	3 856	4 089	-233
Short term investments	471	526	-55
Liquid assets	477	531	-55
Current assets	**7 401**	**7 796**	-395
TOTAL ASSETS	**44 944**	**46 013**	-1 069
Equity	19 327	19 188	139
Minority interests	201	229	-28
Equity incl. Minorities	**19 528**	**19 417**	111
Deferred tax	2 216	2 299	-83
Interest free long term liabilities	881	909	-28
Interest bearing long term liabilities	17 270	17 354	-83
Interest free current liabilities	3 897	4 343	-446
Interest bearing current liabilities	1 152	1 691	-540
Total liabilities	**25 416**	**26 596**	-1 180
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**44 944**	**46 013**	-1 069

Balance Sheet

(NOK mill)	30.09.2004	31.12.2003	Change
Intangible fixed assets	4 439	4 727	-288
Operational fixed assets	30 502	31 870	-1 368
Securities and long-term financial assets	2 602	2 622	-20
Fixed assets	**37 543**	**39 219**	-1 676
Inventory	2 597	2 321	276
Receivables	3 856	3 868	-12
Short term investments	471	596	-125
Liquid assets	477	334	143
Current assets	**7 401**	**7 119**	282
TOTAL ASSETS	**44 944**	**46 338**	-1 394
Equity	19 327	19 219	108
Minority interests	201	197	4
Equity incl. Minorities	**19 528**	**19 416**	112
Deferred tax	2 216	2 497	-281
Interest free long term liabilities	881	872	9
Interest bearing long term liabilities	17 270	18 033	-763
Interest free current liabilities	3 897	4 864	-967
Interest bearing current liabilities	1 152	656	496
Total liabilities	**25 416**	**26 922**	-1 506
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**44 944**	**46 338**	-1 394

Debt Maturity Schedule


DEBT MATURITY SCHEDULE
Proforma Norwegian Bond Refinancing
Pan Asia Paper
Norske Skog
Average Duration excl Pan Asia: 7 years
Average Duration incl Pan Asia: 6.5 years
NOK million
4500
4000
3500
3000
2500
2000
1500
1000
500
0
347
223
328
44
2004
2005
2006
2007
2008
2009
2010
2011
2014
2015
2033
YEAR

Cash flow
YTD 2004 vs YTD 2003

(NOK mill)	2004	2003	Change
EBITDA	3 262	3 527	-265
Change in working capital	-330	-960	630
Operational Cash Flow	**2 932**	**2 567**	365
Cash from net financial items	-821	-908	87
Taxes paid	-48	-238	190
Operational Cash Flow, net	**2 063**	**1 421**	642
Ordinary investments	-1 101	-716	-385
Sale of operational fixed assets	4	15	-11
Other investments/ divestments	153	1 077	-924
Dividend paid	-807	-795	-12
Free Cash Flow	**312**	**1 002**	-690
New equity	24	0	24
FX on cash and debt	-51	-1 357	1 306
Change in net interest bearing debt	**285**	**-355**	640

Cash flow
Q3 2004 vs Q3 2003

(NOK mill)	Q3 2004	Q3 2003	Change
EBITDA	1 071	1 221	-150
Change in working capital	-177	-297	120
Operational Cash Flow	**894**	**924**	-30
Cash from net financial items	-357	-500	143
Taxes paid	-30	-91	61
Operational Cash Flow, net	**507**	**333**	174
Ordinary investments	-385	-278	-107
Sale of operational fixed assets	2	0	2
Other investments/ divestments	153	5	148
Dividend paid	0	0	0
Free Cash Flow	**277**	**60**	217
New equity	0	0	0
FX on cash and debt	237	559	-323
Change in net interest bearing debt	**514**	**619**	-106

Cash flow
Q3 2004 vs Q2 2004

(NOK mill)	Q3 2004	Q2 2004	Change
EBITDA	1 071	1 050	21
Change in working capital	-177	-35	-142
Operational Cash Flow	**894**	**1 015**	-121
Cash from net financial items	-357	-294	-63
Taxes paid	-30	-9	-21
Operational Cash Flow, net	**507**	**712**	-205
Ordinary investments	-385	-439	54
Sale of operational fixed assets	2	0	2
Other investments/ divestments	153	0	153
Dividend paid	0	-795	795
Free Cash Flow	**277**	**-522**	799
New equity	0	24	-24
FX on cash and debt	237	249	-13
Change in net interest bearing debt	**514**	**-249**	762

Key Financial Figures

		YTD 2004	2003	2002
EBITDA margin before restructuring costs	%	17,50	19,50	22,10
EBITDA margin after restructuring costs	%	17,10	20,00	19,60
EBIT margin before restructuring costs	%	3,70	5,80	8,10
EBIT margin after restructuring costs	%	2,40	6,30	5,60
Return on capital employed	%	2,40	3,60	3,20
Equity ratio, incl minorities	%	43,50	41,90	39,90
Equity ratio, excl. minorities	%	43,00	41,50	39,50
Gearing incl. minorities*		0,89	0,91	1,02
Gearing excl. minorities*		0,90	0,92	1,02
EPS, fully diluted	NOK	-0,22	3,04	8,79
CFPS, fully diluted	NOK	3,83	22,45	27,89
Equity per share, excl. minorities	NOK	145,90	144,40	133,40

*Gearing = Net interest bearing debt/Equity

Figures by Regions
Q3 2004 vs Q3 2003

	Revenue		EBITDA		EBIT	
	3Q2004	3Q2003	3Q2004	3Q2003	3Q2004	3Q2003
Europe News	2107	1938	340	368	78	111
Europe Mag	1844	1872	323	418	113	213
Europe Total	3 951	3 810	663	785	191	324
South America	313	271	99	53	45	0
Australasia	1 065	1 078	221	297	35	112
Asia	640	587	110	108	38	25
Other activities	530	466	8	13	-1	3
Staff/Eliminations	-119	-97	-29	-35	-91	-93
Consolidated	6 380	6 115	1 072	1 222	217	372

Figures by Products
Q3 2004 vs Q3 2003

	Revenue		EBITDA		EBIT	
	Q3 2004	Q3 2003	Q3 2004	Q3 2003	Q3 2004	Q3 2003
Newsprint, etc.	4 125	3 873	770	826	196	249
Magazine paper	1 844	1 872	323	418	113	213
Other activities*	530	466	8	13	-1	3
Staff/Eliminations	-119	-97	-29	-35	-91	-93
Consolidated	6 380	6 115	1 072	1 222	217	372

*Inclusive internal eliminations/other activities in the regions

Production
Q3 2004 vs Q2 2004

	Newsprint		Magazine Paper		Total	
('000 tons)	3Q2004	2Q2004	3Q2004	2Q2004	3Q2004	2Q2004
Europe	568	541	356	347	924	888
South America	73	72	0	0	73	72
Australasia	221	217	0	0	221	217
Asia	172	181	0	0	172	181
Consolidated	1 034	1 011	356	347	1 390	1 358

Deliveries
Q3 2004 vs Q2 2003

	Newsprint		Magazine Paper		Total	
('000 tons)	3Q2004	2Q2004	3Q2004	2Q2004	3Q2004	2Q2004
Europe	554	557	358	341	912	898
South America	71	73	0	0	71	73
Australasia	233	215	0	0	233	215
Asia	170	181	0	0	170	181
Consolidated	1 028	1 026	358	341	1 386	1 367

Improvement 2003

Improvement 2003 Status

- Achieved improvement of NOK 1,746 million since inception
- Achieved cost reduction: NOK 206 per tonne
- Program target remains NOK 2 billion
- Demanning achieved: 999 employees

Costs Have Declined by NOK 206 per tonne After Adjustments

Per tonne calculations	2002 Full year	2002 YTD Sept	2004 YTD Sept	2004 YTD Sept
Operating Costs	18,273	13,388		15,432
less Klabin	138	100		-
less Pan Asia	1,623	1,324		1,618
less Other Activities	594	431		410
less Trading, etc	1,050	583		600
Baseline for improvement	14,868	10,948		12,804
Adjustments				
Fx			-696	
Market prices			-396	
Market mix effect distribution costs			-24	
Product and mill mix effects in Europe			-174	
Consumption variance Europe			86	
Energy trading / internal energy 2002			-74	
Total Adjustments			-1,278	
Baseline Costs				11,526
Production (000 tonnes)	4,993	3,682		4,084
less Klabin	53	39		-
less Pan Asia	635	465		525
Baseline Production	4,305	3,178		3,559
Cost per tonne	3,407	3,445		3,239
Difference per tonne				-206

Improvement 2003 Progress

Item	Baseline Cost (NOK million)	Reduction Target (NOK million)	Improvement Q3 2004 Relative to Q3 2002	Achieved Q3 2003	Achieved Q3 2004	Achieved program to date	Percent of NOK Target (%)
Mill Operations							
Production and Maintenance Labour	2,800	450	71	49	22	252	56.0 %
Corporate and Mill Overhead							
Labour SG&A	800	250	59	42	17	223	89.2 %
Other Production and Admin	1,200	200	52	25	27	157	78.5 %
Supply Cost							
Raw Materials	4,900	150	62	34	28	212	141.3 %
Other variable costs	4,800	250	85	39	46	292	116.8 %
Maintenance and other supply costs	2,000	200	4	19	-15	31	15.5 %
Distribution Cost							
Logistics & Distribution costs	1,600	150	52	27	25	173	115.3 %
Sales & Operations[1]		350	139	55	84	406	116.0 %
Total	18,300	2,000	524	290	234	1,746	87.3 %

[1] Includes target of NOK 100 million in savings in interest costs from lower working capital

Regions and Markets

Demanning is Near Complete

Item	Reduction Target (FTE's)	Reduction (FTE's)	Percent of FTE Target (%)
Mill Operations			
Prod and Maint Labour	850	743	87%
Corp and Mill Overhead			
Labour SG&A	350	256	73%
Total	1,200	999	83%


The Number of Employees has Declined According to Plan
Number of Employees
Target

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - Y/Y Sept: +5.3 %
  - Q3 04/Q3 03: +7.4%
  - YTD 04/YTD 03: +5.5%
- Total deliveries from Europe:
  - Y/Y Sept: +6.0 %
  - Q3 04/Q3 03: +7.5 %
  - YTD 04/YTD 03: +7.6%
- Total deliveries of Newsprint from N. Am to West Europe:
  - Y/Y Sept: -21.7%
  - Q3 04/Q3 03: -17.2%
  - YTD 04/YTD 03: -17.3%
- Reference price Newsprint Q3:
  - €470/t, down 2.1% from Q2 04





Norske Skog Europe Newsprint

(NOK mill.)	Quarter 3Q 2004	3Q 2003	2Q 2004	YTD 2004	2003
Revenue	2 107	1 938	2 043	6 106	5 485
EBITDA margin	16,1 %	19,0 %	13,0 %	15,2 %	18,7 %
EBIT margin	3,7 %	5,7 %	0,4 %	2,3 %	5,1 %
Production ('000 tons)	568	546	541	1 640	1 513
Production/capacity	98 %	95 %	93 %	94 %	88 %
Deliveries	554	519	557	1 622	1 493
Deliveries/ capacity	95 %	91 %	96 %	93 %	85 %

Newsprint - North America

- N. Am Std. Newsprint Demand:
  - Y/Y Sept: -2.7%
  - Q3 04/Q3 03: -3.4%
  - **YTD 04/YTD 03: -1.1%**
- Price: US$ 560/tonne (48.8 g/m²)
- Total inventories 13.4% below 5-year average
- N. Am News & Uncoated Mech paper (excl SC) Demand:
  - Y/Y Sept: +0.8%
  - Q3 04/Q3 03: -1.2%
  - **YTD 04/YTD 03: +0.9%**





Uncoated Mech Papers - N. Am.

Uncoated Mech = Improved News, MF, Directory, excl SC grades

- Total N. Am Demand:
  - Y/Y Sept: +15.3%
  - Q3 04/Q3 03: +8.0%
  - **YTD 04/YTD 03: 10.0%**
- Total N. Am Imports:
  - Y/Y Sept: -12.2%
  - Q3 04/Q3 03: -5.7%
  - **YTD 04/YTD 03: -3.3%**





SC Magazine Paper - Europe

- Demand in Europe:
  - Y/Y Sept: +1.3%
  - Q3 04/Q3 03: +1.2%
  - **YTD 04/YTD 03: +4.3%**
- Total deliveries from Europe:
  - Y/Y Sept: -2.6%
  - Q3 04/Q3 03: -0.2%
  - **YTD 04/YTD 03 : +3.0%**
- Healthy order book
- Reference price Q3:
  - €605/t, flat from Q2 04





CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - Y/Y Sept: +4.0%
  - Q3 04/Q3 03: +6.0%
  - **YTD 04/YTD 03: +5.9%**
- Total deliveries from Europe:
  - Y/Y Sept: +12.6%
  - Q3 04/Q3 03: +11.2%
  - **YTD 04/YTD 03: +7.3%**
- Healthy order book
- Reference price Q3:
  - €665/t, down 3.4% from Q2 '04





Magazine Paper - Europe and North America

- Europe:
  - Volumes YTD Sept vs 2003:
    - SC demand: +4.3%
    - SC shipments: +3.0%
    - LWC demand: +5.9%
    - LWC shipments +7.3%
  - Marginal price reductions from Q2
- North America:
  - Volumes YTD Sept vs 2003:
    - SC demand: +3.3%
    - SC imports: -10.9%
    - LWC demand: +8.3%
    - LWC imports: -3.6%
  - Price increases implemented





Norske Skog Europe Magazine Paper

(NOK mill.)	Quarter 3Q 2004	3Q 2003	2Q 2004	YTD 2004	2003
Revenue	1 844	1 872	1 832	5 393	5 211
EBITDA margin	17,5 %	22,3 %	16,8 %	17,6 %	22,2 %
EBIT margin	6,1 %	11,4 %	5,4 %	5,9 %	10,5 %
Production ('000 tons)	356	359	347	1 038	1 058
Production/capacity	95 %	95 %	93 %	93 %	93 %
Deliveries	358	356	341	1 005	1 004
Deliveries/ capacity	96 %	94 %	91 %	91 %	91 %

Norske Skog South America Newsprint

(NOK mill.)	Quarter 3Q 2004	3Q 2003	2Q 2004	YTD 2004	2003
Revenue	313	271	265	831	822
EBITDA margin	31,6 %	19,8 %	27,3 %	27,9 %	29,5 %
EBIT margin	14,4 %	0,0 %	6,9 %	8,2 %	9,2 %
Production ('000 tons)	73	68	72	220	229
Production/capacity	94 %	88 %	93 %	95 %	92 %
Deliveries	71	76	73	220	231
Deliveries/ capacity	92 %	98 %	94 %	95 %	93 %

Norske Skog Europe (News & Mag) Quarterly figures


20,6 %
16,1 %
17,5 %
14,8 %
16,8 %
8,5 %
5,0 %
4,4 %
2,8 %
4,8 %
4Q 2003
1Q 2004
2Q2004
3Q 2004
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Norske Skog South America Quarterly figures


32,0 %
19,6 %
24,0 %
27,6 %
31,6 %
14,4 %
13,2 %
1,9 %
5
6,9 %
18
45
0,0 %
3Q 2004
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Newsprint – South America and Australasia

- South America (standard news):
  - Positive demand trend YTD September in most countries:
    - Brazil + 8 %, Argentina + 4 %, Venezuela +>100 %
    - Region total + 10 %
    - But expect some inventory building
  - Positive price development
- Australasia:
  - Demand YTD September:+ 4 % for standard news
  - Price Australia: -7% as of July 1, 2004

Norske Skog Australasia Newsprint

(NOK mill.)	Quarter 3Q 2004	3Q 2003	2Q 2004	YTD 2004	2003
Revenue	1 065	1 078	1 046	3 179	2 930
EBITDA margin	20,8 %	27,6 %	28,9 %	27,5 %	28,5 %
EBIT margin 1)	3,3 %	10,4 %	11,1 %	9,6 %	10,7 %
Production ('000 tons)	221	217	217	660	640
Production/capacity*)	94 %	92 %	97 %	93 %	90 %
Deliveries	233	221	215	654	630
Deliveries/ capacity	99 %	94 %	95 %	92,3%	88,9%

1) Before Impeirments and restructuring costs

Norske Skog Australasia Quarterly figures


27,7 %
31,0 %
32,9 %
28,9 %
20,9 %
10,4 %
13,0 %
14,6 %
11,1 %
3,3 %
297
341
302
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004

EBIT (NOK mill.) EBITDA (NOK mill.)
EBIT margin EBITDA margin

 Norske Skog

Newsprint -Asia

- Estimated demand YTD August – standard newsprint:
  - China and India: + 8 %
  - Japan: + 2.5 %
  - Taiwan: + 20 %
  - Korea: - 4 %
  - Asia total: + 4 – 5 %
- Prices:
  - Increasing in all markets
  - PanAsia's export markets: 550 – 590 USD/tonne in Q 4 '04

 Norske Skog

Pan Asia (50%) Newsprint

(Mill NOK)	Quarter 3Q 2004	3Q 2003	2Q 2004	YTD 2004	2003
Revenue	640	587	703	1 953	1 728
EBITDA margin	17,2 %	18,3 %	15,9 %	17,1 %	22,4 %
EBIT margin	5,9 %	4,3 %	5,5 %	5,9 %	9,2 %
Production ('000 tons)	172	151	181	525	465
Production/capacity	94 %	83 %	99 %	96 %	85 %
Deliveries	170	151	181	518	456
Deliveries/capacity	93 %	82 %	99 %	95 %	83 %

*Including 33,33% of Pan Asia Paper Co. until mid August 2001, and 50% thereafter

 Norske Skog

Pan Asia Quarterly figures


18,3 %
14,5 %
18,4 %
15,9 %
17,2 %
4,2 %
6,5 %
6,6 %
5,5 %
5,9 %
104
3Q 2003
4Q 2003
1Q 2004
2Q2004
3Q 2004

EBIT (NOK mill.) EBITDA (NOK mill.)
EBIT margin EBITDA margin

 Norske Skog

NorskeCanada (100%)

(CAD mill.)	Quarter 3Q 2004	3Q 2003	2Q 2004	YTD 2004	2003
Revenue	466,7	415,8	534,9	1 400,8	1 185,3
EBIT	10,0	-21,2	-0,7	-30,2	-95,2
Net Earnings	27,9	-28,0	-22,9	-42,3	-71,2
EBITDA margin	12,1 %	6,3 %	8,5 %	7,7 %	4,0 %
EBIT margin	2,1 %	-5,1 %	-0,1 %	-2,2 %	-8,0 %

 Norske Skog

Appendix

Norske Skog

P&L account per year

[illegible]

Balance sheet per quarter

[illegible]

P&L account per quarter

[illegible]

Balance sheet per year (31.12)

[illegible]

Lysaker, 2004-11-03

United States Securities and Echange Commission
Washington DC 20549

USA

RECEIVED
2004 NOV 24 A 10: 55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on November 3, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

Enclosure: Messages sent to Oslo Stock Exchange November 3, 2004

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

NORSKE SKOG: Best-ever health and safety figures

Norske Skog has recorded its best-ever 12-month results for health and safety. The board of directors' report for the third quarter of 2004 notes that most of the company's mills had no lost-time injuries over the year to 30 September 2004.

"I am impressed by the commitment to health and safety being shown by all our employees every single day," comments CEO Jan Oksum. A safe working environment is essential if we are to achieve our goals, and we give the highest priority to health and safety. But accidents can nevertheless occur, he acknowledges. An employee at the Norske Skog Bio Bio mill in Chile died earlier this year.

"I deeply regret this fatality," says Mr Oksum. "It encourages us to work even more systematically and purposefully to prevent accidents at all our facilities."

The good health and safety figures show that the company's mills had an average lost-time injury frequency per million working hours of 2.5 in the 12 months to 30 September.

"That's a world-class result," says Jens Borge, vice president health and safety. Giving a high priority to this area calls for long-term, purposeful and systematic work. Our performance also benefits from the fact that mills can draw on the experience and knowledge of the facilities with the best results.

Minimising injuries and keeping sickness absence low, help to maintain stable, high-quality production as well as cutting the cost of sick pay, overtime and hire of temporary staff. Good results for health and safety also reduce insurance premiums.

Further information about the quarterly report can be found on Norske Skog's web site at www.norske-skog.com.

Oxenøen 3 November 2004

Norske Skog
Corporate communication

Media contact:
Hanne Aaberg, senior vice president, tel: +47 67 59 90 29 or mob: +47 91 35 16 81

Norske Skog third quarter 2004:
Deliveries and operating revenues up

Norske Skog increased its total deliveries by 5.4 per cent in the first nine months of 2004. Operating revenues for the third quarter increased by 4.5 per cent to NOK 6.4 billion from the same period of 2003. Third-quarter operating earnings were NOK 217 million, compared with NOK 372 million in the same period of last year. Net earnings in the third quarter were NOK 142 million, an increase of NOK 45 million from the third quarter of 2003.

"Operating earnings remain unsatisfactory," says CEO Jan Oksum. However, he emphasises that an improving world economy and growing advertising volumes are supporting a good consumption development. Capacity expansion is also limited on a global basis.

"Against that background, we expect a substantial increase in European prices for newsprint and magazine paper in 2005," Mr Oksum concludes.

"Demand is likely to be good going forward. While the development of the Norwegian krone is a source of uncertainty, we have hedged the bulk of our cash flow on a 12-month horizon. Currency changes will have a limited effect on net earnings within this time frame."

The company's Improvement 2003 programme achieved improvements of NOK 524 million in the third quarter compared with the 2002 base year, corresponding to NOK 2.1 billion on an annual basis.

Norske Skog's financial position is good, with NOK 7.1 billion in liquid reserves at 30 September. These consist of long-term drawing rights and bank deposits/short-term placements. The ratio between net interest-bearing debt and equity at 30 September was 0.9, which is in line with the target. Cash flow from operations and financing was NOK 507 million in the third quarter and just over NOK 2 billion for the first nine months.

Further information about the quarterly report can be found on Norske Skog's web site at www.norske-skog.com.

Oxenøen 3 November 2004
Norske Skog
Corporate communication

For further information:

Finance:
Vice president Investor Relations
Jarle Langfjæran
Phone: +47 67 59 93 38
Mob: +47 901 78 434

Media:
Senior vice president Corporate communication
Hanne Aaberg
Phone: +47 67 59 90 29
Mob: +47 913 51 681

Norske Skog

RELEASE OF 3Q RESULTS 3 NOVEMBER 2004

Following the announcement of our 3Q results on Wednesday, 3 November at approximately 13.00 hrs CET, we are pleased to invite you to join a teleconference/webcast at **15.00 hrs CET** the same day. Participants from Norske Skog will be Mr Jan Oksum, President & CEO, Mr Jan Clasen, SVP Sales & Marketing , Mr Vidar Lerstad, Chief Financial Officer, Rune Gjessing and myself from Investor Relations.

Teleconference and Webcast:

The conference call will be held at 15.00 CET on Wednesday 3 November. There will be a review of results by the management of Norske Skog, followed by a Q&A session.
The presentation will be available to download at www.norske-skog.com from 13.00 CET.

To listen you may do one of the following:

a) Teleconference
Call +47 23 00 04 00, or if calling from Norway, free of charge at 800 80 119, and request to be connected to the Norske Skog teleconference. Please download the presentation material from www.norske-skog.com to view while listening to the conference.

b) Webcast
Go to www.norske-skog.com and click on the link to "Webcast", or www.oslobors.no/webcast
To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer. You may post your questions on internet, more info about this can be found in the webcast console.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.norske-skog.com (Investor Relations) or listen to a playback during the following week by:

dial +47-22769121
accountno: 1258 followed by # (pound-sign)
press 1
conferenceno: 258 followed by # (pound-sign)
press 1 to play

Regards,
NORSKE SKOGINDUSTRIER ASA
Jarle Langfjaeran
Vice President, Investor Relations